KLINIC INC

FINANCIAL STATEMENTS

FOR THE PERIOD FROM FEBRUARY 25, 2021(INCEPTION)
THROUGH DECEMBER 31, 2021

KLINIC INC
FINANCIAL STATEMENTS
FOR THE PERIOD FROM FEBRUARY 25, 2021(INCEPTION) THROUGH DECEMBER 31, 2021

TABLE OF CONTENTS

ALAN T. SCHIFFMAN, CPA, PC
Financial Strategists *Business Consultants*
1166 Dimock Lane Naples, FL 34110
Telephone 239-595-0314; Fax 239-594-7984
Email: ats@naplescpa.net Website: alantschiffman.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors,
Klinic Inc
Cherry Hill, NJ

Opinion

We have audited the accompanying financial statements of Klinic Inc (A Delaware Company) which comprise of the Balance Sheet as of December 31, 2021, and the related Statement of Operations, Changes in Stockholders' Deficit, and Cash Flows for the period from February 25, 2021 (inception) through December 31, 2021, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Klinic Inc, as of December 31, 2021, and the results of its operations and its cash flows for the period then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Klinic Inc and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the ability Klinic Inc to continue as a going concern within one year after the date that the financial statements are available to be issued. As discussed in Note 10.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Klinic Inc's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the company's ability to continue as a going concern for a reasonable period of time.
- The auditor has not been engaged to communicate key audit matters.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

As discussed in Note 10 certain conditions indicate that the Company may not be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

ATS CPA PC

Alan T. Schiffman, CPA PC
Certified Public Accountants
May 11, 2022

KLINIC INC
BALANCE SHEET
AS OF DECEMBER 31, 2021

ASSETS		**2021**
Intangible assets		
Development of ecommerce platform		819,920
Accumulated amortization		(54,667)
		765,253
Current Assets:		
Cash and cash equivalents	$	716,745
Prepaid expenses	$	1,917
Due from related party & other receivables		1,070
Total Current Assets		719,732
TOTAL ASSETS	**$**	**1,484,985**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Long Term Liabilities		
Simplified agreement for future equity, notes		1,050,000
Total Long Term Liabilities		1,050,000
TOTAL LIABILITIES		**1,050,000**
Stockholders' Equity:		
Common stock, 10,000,000 shares authorized, $0.00001 par value, 8,000,000 issued and outstanding.		80
Additional paid in capital		819,920
Accumulated deficit		(385,015)
TOTAL STOCKHOLDERS' EQUITY		434,985
TOTAL LIABLITIES AND STOCKHOLDERS' EQUITY	**$**	**1,484,985**

See Independent Auditors' Report and Notes to Financial Statements

KLINIC INC
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM FEBRUARY 25, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

	2021
REVENUE	
Revenues	$ -
TOTAL REVENUE	
OPERATING EXPENSES	
Advertising & marketing	26,889
General & administrative	68,783
Insurance	2,459
Legal & professional	150,936
Office expenses	67,986
Rent	3,115
Technology	2,261
Travel	7,919
TOTAL EXPENSES	330,348
OTHER (INCOME) & EXPENSES	
Amortization	54,667
TOTAL OTHER (INCOME) & EXPENSES	54,667
NET INCOME (LOSS)	**$ (385,015)**

KLINIC INC
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM FEBRUARY 25, 2021(INCEPTION) THROUGH DECEMBER 31, 2021

	Common Stock Number of Shares	Par Value	APIC	Accumulated Deficit	Total
BALANCE, FEBRUARY 25, 2021	$ -	$ -		$ -	$ -
Balance at January 1, 2021	8,000,000	80	819,920		80
Net income(loss) from operations				(385,015)	(385,015)
BALANCE, DECEMBER 31, 2021	**$ 8,000,000**	**$ 80**	**$ 819,920**	**$ (385,015)**	**$ 434,985**

See Independent Auditors' Report and Notes to Financial Statements

KLINIC INC
STATEMENT OF CASHFLOW
FOR THE PERIOD FROM FEBRUARY 25, 2021(INCEPTION) THROUGH DECEMBER 31, 2021

		2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	(385,015)
Amortization expense		54,667
Adjustments to reconcile net income to cash provided by operating activities:		
Changes in operating assets and liabilities		
(Increase)Decrease in accounts receivable		(1,070)
(Increase)Decrease in prepaid expenses		(1,917)
Net cash provided by (utilized in) operating activities		(333,335)
CASH FLOWS FROM FINANCING ACTIVITIES		
Simplified agreements for future equity, issuance		1,050,000
Common stock issuance		80
Net cash provided by (used in) financing activities		1,050,080
Net (decrease)/increase in cash and cash equivalents		716,745
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	716,745

KLINIC INC
FINANCIAL STATEMENTS
FOR THE PERIOD FROM FEBRUARY 25, 2021(INCEPTION)
THROUGH DECEMBER 31, 2021

NOTE 1 – NATURE OF OPERATIONS

Klinic Inc (the Company) was incorporated in Delaware on February 25, 2021. The Company has developed a virtual medication-assisted treatment program along with an addiction treatment platform which helps to improve patient outcomes and access to medical treatment and physician counseling at reduced costs. The platform helps patients avoid the stigma of addiction by offering non-disruptive , confidential treatment form the patience's devices. The Company advocates that addiction can be controlled by systematic action from individuals, families, communities, healthcare providers, health plans and more. For certain patients, inpatient care is an option however, for the majority of patients, there are too many barriers to attend inpatient protocols. Therefore, medication-assisted treatment (MAT), in conjunction with counseling, is proven to be effective in achieving long-term sobriety. The Company's headquarters are in Plano, Texas.

Since February 25, 2021, the Company has relied upon its shareholders and investors in Simplified Agreements for Future Equity (SAFE's) for funding and cash flow to pay for operating expenses. (See discussions below). For the period from inception to December 31, 2021, the Company has generated losses aggregating ($385,015). These matters do raise concern about the Company's ability to continue as a going concern (see Note 15). During the next twelve months, the Company intends to fund its operations with funding from a campaign to sell Simple Agreements for Future Equity ("SAFE instruments") (see Note 16). The Company is in the process of raising additional capital to fund continuing operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Our Business Startups Act ("JOBS Act") as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

The financial statements include forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "projects," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward looking statements are subject to various risks and uncertainties, including those described under the section entitled "Risk Factors" in the Offering Statement on Form C, filed with the Securities and Exchange Commission ("SEC"). Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. The Company does not undertake an obligation to publicly update or review any forward-

looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

During May, 2022, the Company plans on launching a Regulation Crowdfunding pursuant to the Securities Act of up to $5,000,000 of SAFE instruments. The minimum raise was set at $25,000 and the maximum up to $5,000,000. Funds will be made available to the Company on a rolling close basis once the Company raises a minimum of $25,000 ("Minimum Offering"). The Company intends to use the net proceeds to acquire the raw materials for and manufacture its product, fund the ongoing research and development of its technology, hire new personnel and for working capital and general corporate operating purposes.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform to generally accepted accounting principles in the United States of America ("US GAAP"). The accompanying financial statements include information and notes required by US GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

RELATIONSHIP WITH RELATED PARY

The Company, Klinic, Inc., connects patients with independent practitioners who provide services using the Klinic, Inc. platform. Klinic, Inc. is not a "medical group". Some practitioners providing services through the Klinic, Inc. platform are contracted with Klinic Medical, PLLC, a Medical Professional Corporation wholly owned by a physician provider. Pursuant to a Master Service Agreement (see discussion below), Klinic, Inc., manages the non-medical operations of Klinic Medical, PLLC.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Certain of the Company's estimates could be affected by external conditions, including those unique to the Company and general economic conditions. It is reasonably possible that these external factors could have a material effect on the Company's estimates and could cause actual results to differ from those estimates.

RISKS AND UNCERTAINTIES

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these

conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

The coronavirus ("COVID-19") pandemic has impacted global stock markets and economies. The Company continues to losely monitor the impact of the outbreak of COVID-19. The Company has taken precautions to ensure the safety of our employees, patients and business partners, while assuring business continuity and reliable service and support to its patients.

The Company continue to receive orders for our products, although global supply-chain delays have increased lead times. The Company is unable to predict the ultimate impact that COVID-19 may have on the business, future results of operations, financial position, or cash flows.

CONCENTRATION OF CREDIT RISK

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

CASH AND CASH EQUIVALENTS

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021, the Company had $716,745 of cash on hand.

RECEIVABLES AND CREDIT POLICY

Trade accounts receivables are to be recorded at the estimated collectable amounts that are due. Trade credit is generally extended on a short-term basis and therefore, trade accounts receivable do not bear interest under normal trade terms. In certain instances, the Company may obtain a down payment ahead of providing goods or services to its patients.

The Company, by policy, will routinely assesses the financial strength of its patients. Therefore, management of the Company believes that its accounts receivable credit risk exposure will be limited and does not expect significant write-downs in its accounts receivable balances. As of December 31, 2021, the Company had accounts receivable of $1,070.

INTANGIBLE ASSETS

Costs related to the development of the e-commerce platform are amortized on a straight-line basis over their useful life. Patents will be amortized on a straight-line basis over the remaining life of the patent (twenty years or less), commencing when the patent is approved and placed in service. Trademarks and domain names have an indefinite useful life and are therefore not subject to amortization.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the year ended December 31, 2021.

INTERNALLY DEVELOPED SOFTWARE TO BE SOLD, LEASED, OR MARKETED

In accordance with ASC 985-20, all costs incurred to establish technological feasibility of software to be sold, leased or otherwise marketed are expensed when incurred.

Technical feasibility is established when the entity has completed all planning, designing, coding and testing necessary to determine that the product will meet its design specifications, including functions, features, and technical performance specifications. Once technical feasibility has been established, subsequent costs should be capitalized until the software begins to be marketed. As of December 31, 2021, the Company has capitalized costs related to internally developed platform totaling $819,920.

FAIR VALUE MEASUREMENTS

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

RESEARCH AND DEVELOPMENT

The company continues to evaluate its research and development activities against the guidance in

ASC 730-10, Research and Development and may consider capitalization of development expenditure in the future should conditions for capitalization be met.

INCOME TAXES

The Company is taxed as a corporation for federal and state income tax purposes. The Company sustained losses for the year ended December 31, 2021 and therefore, no provisions for income tax expenses have been made.

US GAAP requires evaluation of the tax provisions taken or expected to be taken in the course of preparing the Company's tax returns, if any, to determine whether the tax positions are more likely than not of being sustained upon examination by the applicable taxing authorities, based on the technical merits of the tax positions, and then recognizing the tax benefit that is more likely than not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements of the Company.

Income taxes will be provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to timing differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero.

REVENUE RECOGNITION

The Company recognizes revenue primarily from providing addiction treatment programs to its patients and medical management to physicians practicing drug and alcohol addiction protocols

For patient treatment activities performed for the patient, as permitted under ASC 606-10-25-18B the Company has elected to account for handling as a promised service to the patient. As a result, any amounts received from patient for such activities are recognized as revenue and the costs of providing the service are recorded in cost of goods sold.

The timing of the Company's revenue recognition may differ from the timing of payment by its patients. A receivable is recorded when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of goods or services, the Company records deferred revenue until the performance obligations are satisfied. As of December 31, 2021 and 2020, the Company had \$39,800 and \$14,997 respectively, in deferred

revenue.

There was no revenue recognized from performance obligations satisfied (or partially satisfied) in previous periods.

ADVERTISING AND MARKETING EXPENSES

The Company expenses advertising and marketing costs as they are incurred. Such costs approximated $26,889 for the year ended December 31, 2021.

RECENT ACCOUNTING PRONOUNCEMENTS

The Company follows the lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842) ("ASC Topic 842"). The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2020) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement.

The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred.

In August 2020, the FASB issued ASU 2020-06, "Accounting for Convertible Instruments and Contracts in an Entity's Own Equity" ("ASU 2020-06") which simplifies the accounting for convertible instruments by eliminating certain accounting models when the conversion features are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in-capital. Under this ASU, certain debt instruments with embedded conversion features will be accounted for as a single liability measured at its amortized cost. The new guidance is effective for annual periods beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – INTANGIBLE ASSETS

The development of the interactive e-commerce platform costing $819,920 is included net of amortization of $54,667, which is amortized over a fifteen-year period.

NOTE 4 – SIMPLE AGREEMENTS FOR FUTURE EQUITY (SAFE's)

From inception through December 2021, the Company entered into Simple Agreements for Future Equity ("SAFE") for an aggregate purchase amount of $1,050,000 through December 31, 2021. . The agreements, which provide the right of the investors to future equity in the Company, are subject to a valuation cap. The SAFEs have valuation caps ranging $2.0 million to $12.75 million.
If there is a preferred equity financing before the termination of the agreement, the SAFEs will automatically convert into the greater of: (1) the number of shares of standard preferred stock equal to the purchase amount divided by the lowest price per share of the standard preferred stock; or (2) the number of shares of safe preferred stock equal to the purchase amount divided by the safe price.

If there is a liquidation event before the expiration or termination of this instrument, the investors will, at their option, either (i) receive a cash payment equal to the purchase amount or (ii) automatically receive from the Company a number of shares of common stock equal to the purchase amount divided by the liquidity price, if the investor fails to select the cash option. Thereafter the SAFE agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors and holders of the SAFE agreements in full, funds will be distributed pro-rata and based on the purchase price and the remaining amounts will be covered with common stock equal to the remaining unpaid purchase price divided by the liquidity event. In a dissolution event, SAFE Agreement holders will be paid out of remaining assets prior to holders of the Company's capital stock. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment.

NOTE 5 - STOCKHOLDERS' EQUITY

Pursuant to the Certificate of Incorporation, dated February 25, 2022, the Company is authorized to issue a total of 10,000,000 shares of common stock, $0.00001 par value.

Each holder of common stock is entitled to one vote for each share of common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held. No distributions have been made on shares of common stock as of December 31, 2021.

NOTE 6 – INCOME TAXES

The Company has filed its income tax returns for the two years ended December 31, 2021, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a corporation.

Certain timing differences may exist as to the accounting method applied for organization expenses and the development of software application, between capitalizing or expensing such costs. Deferred income taxes may arise as a result of the timing differences.

NOTE 7 – STOCK OPTION AND EQUITY AWARD AGREEMENT

Pursuant to a Consulting Agreement with a physician dated May 24, 2021 and an Advisor Agreement dated January 13, 2022, the Company has issued Stock Options in an amount of 275,000 shares of common stock of the Company. Pursuant to the Equity Award Agreement the Company all of the shares covered by the Equity Award Agreement are subject the continued services of the Consultant and Advisor with the Company.
Consultant shall vest in the Vesting Shares as follows;1/4 of the Vesting Shares will vest on the 12-month anniversary following the Start Date, and an additional 1/48th of the Vesting Shares shall on the corresponding day of each month thereafter (and if there is no corresponding day, the last day of the month), until all Vesting Shares have vested. Upon the adoption of a formal Plan, such Plan will provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company, by offering eligible persons an opportunity to participate in the Company's future performance through the grant of awards covering shares.

Stock options under such a Plan will generally expire 10 years from the date of grant, or earlier if services are terminated. The exercise price of an ISO and NSO shall not be less than 100% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Company's board of directors. Stock options granted vest over varying terms depending on the nature of the role of and period over which the grantee is providing services to the Company.

The Company will record stock-based compensation expense for stock options based on the estimated fair value of the options on the date of the grant using the Black-Scholes option-pricing model.

The absence of a public market for the Company's common stock requires the Company's board of directors to estimate the fair value of its common stock for purposes of granting options and for determining stock-based compensation expense by considering several objective and subjective factors, including contemporaneous third-party valuations, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the rights and preferences of common and preferred stock, and transactions involving the Company's stock. The fair value of the Company's common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted during the years ended December 31, 2021 and 2020 were as follows:

	Year Ended December 31,	
	2021	**2020**
Expected volatility	100.6%– 104.4%	97.3 – 98.7%
Risk-free interest rate	0.4% – 1.8%	1.5% - 2.2%

Dividend rate	0%	0%
Expected term (in years)	5.8 – 6.4	5.3 – 5.6

Expected volatility: The Company is not publicly traded, the expected volatility for the Company's stock options was determined by using an average of historical volatilities of selected peers deemed to be comparable to the Company's business corresponding to the expected term of the awards.

Risk-free interest rate: The risk-free interest rate is based on term matching, continuously compounded rates obtained from the US Treasury Constant Maturity yield curve on the valuation date of each award.

Expected dividend yield: The expected dividend rate is zero as the Company currently has no history or expectation of declaring dividends on its common stock.

Expected term: The expected term represents the period these stock awards are expected to remain outstanding. The "Simplified Method" from SAB Topic14 was used to estimate expected life in the absence of robust historical option settlement data. This is computed as the midpoint between the weighted-average time to vest and the time to expiration.

During the two years ended December 31, 2021, the Company did not have any stock-based compensation expense.

NOTE 8 – CONTRACTS AND COMMITMENTS

Legal proceedings:

From time to time, the Company may be involved in litigation that arises from the ordinary operations of business, such as contractual or employment disputes or other general actions. In the event of an adverse outcome of these proceedings, we believe the resulting liabilities would not have a material adverse effect on our financial condition or results of operations. The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021, and through the financial statement issuance date.

Professional Services Agreement:

During the period ended December 31, 2021, the Company entered into multiple Professional Services Agreements for a term of one year, with healthcare providers to provide telemedicine services as independent contractors to patients of the Company. The Company is entitled to bill the patient for services. As compensation for services, Depending upon each contract, the Provider receives from $60 to $75 per initial patient visit and from $25 to $35 per follow-up patient visits.

Management Services Agreement

Effective June 8, 2021, the Company executed a Management Services Agreement with a related entity, Klinic Medical, PLLC, a professional service company (PC). The Company is the Manager, of

the PC and is responsible for developing, licensing the technology to provide treatment services via a telemedicine platform, (the Platform) and delivering related management, marketing, administrative financial, day-to-day operating and other support services to Providers delivering treatment services, that are under contract with the PC. In addition the Manager will provide computer hardware and equipment, supplies and drugs necessary for patient care and treatment. The PC provides substance abuse treatment services by employing or contracting with persons who are licensed to provide substance abuse treatment and addiction recovery services in the staters where patients reside.

Compensation for the PC and the Manager is determined based upon fair market value for management services to be rendered by the Manager.

NOTE 9 – LEASE OBLIGATIONS

In February 2016, FASB issued ASU 2016-02, "Leases (Topic 842)." ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases currently classified as operating leases and makes certain changes to the accounting for lease expenses. The Company anticipates that the adoption of ASU 2016-02 for its leasing arrangements will likely (i) increase the Company's recorded assets and liabilities, (ii) increase depreciation, depletion and amortization expense, (iii) increase interest expense and (iv) decrease lease/rental expense. In January 2018, the FASB issued ASU 2018-01, which permits an entity to elect an optional transition practical expedient to not evaluate land easements that exist or expire before the Company's adoption of Topic 842 and that were not previously accounted for as leases under Topic 840. The Company adopted the standard as of February 2018.

Subsequent to December 31, 2021 and when applicable, management will elect the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allows the Company to carryforward the historical lease classification. The Company will also elect the practical expedient related to land easements, allowing the Company to carry forward our current accounting treatment for land easements on existing agreements. In addition, the Company will elect the hindsight practical expedient to determine the reasonably certain lease term for existing leases. The Company's election of the hindsight practical expedient will result in the shortening of lease terms for certain existing leases and the useful lives of corresponding leasehold improvements. The Company made an accounting policy election to keep leases with an initial term of 12 months or less off of the balance sheet. The Company recognizes those lease payments in the Statements of Operations on a straight-line basis over the lease term. The Company believes that the adoption of the standard will materially affect the net earnings. The new lease standard may have an impact on The Company's liquidity. The standard should not have any impact on the Company's debt-covenant compliance under current agreements.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2021. For the period from inception to December 31, 2021, the Company has losses aggregating $385,015. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The Company has evaluated whether there are certain

conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $385,015 for the year ended December 31, 2021.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from January 1, 2022 through May 12, 2022, the date that the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements other than as discussed below.

The Company is offering (the "Crowdfunded Offering") up to $5,000,000 in Simple Agreements for Future Equity (SAFEs) or through the sale of the CF Units (see above). The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Currently, management of the Company is planning on signing a Listing Agreement with Wefunder. The Crowdfund Offering through Wefunder Portal LLC., The Intermediary will be entitled to receive a 4% commission fee and 0% of the securities issued in this offering.

The key terms of the Reg D SAFE instrument were as follows:

In exchange for the payment by the investor, the Company grants the investor the right to certain shares of the Company's capital stock subject to certain terms.

If there is an Equity Financing before the expiration or termination of the instrument, the Company will automatically issue the investor a number of shares of Safe Preferred Stock equal to the investment amount divided by the Conversion Price.

If there is a Liquidity Event before the expiration or termination of this instrument, the investor will, at its option, either (i) receive a cash payment equal to the investment amount or (ii) automatically receive from the Company a number of shares of the Company's most senior series equity securities then outstanding (having all rights and preferences then in effect) equal to the investment amount divided by the Liquidity Price, if the investor fails to select the cash option.

This instrument will expire upon either (i) the issuance of stock to the investor pursuant to an Equity financing or Liquidity Event or ii) receipt by the investor of a cash payment equal to the investment amount or dissolution of the Company.

SAFE Definitions

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company (i) issues and sells Preferred Stock at a fixed premoney valuation, and (ii) raises an aggregate of at least $5,000,000 (excluding the conversion of any Safe or other convertible security converting in such Equity Financing).

"Safe Preferred Stock" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price

"Conversion Price" means either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock. Where the Safe Price is a price per share equal to the valuation cap divided by the company capitalization and the Discount Price means the price per share of the standard Preferred Stock sold in the Equity Financing multiplied by the discount rate.

"Liquidity Event" means a change of control or an Initial Public Offering

"Liquidity Price" means the price per share equal to the valuation cap divided by the liquidity capitalization. Where the liquidity capitalization means the number of shares, on an as converted basis outstanding prior to the Liquidity Event excluding shares reserves for the equity incentive plan, the SAFE, other SAFEs and convertible promissory notes.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of COVID-19 as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries.

The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.